Petrohawk Energy Corporation

1100 Louisiana, Suite 4400

Houston, Texas 77002

July 17, 2006

VIA EDGAR AND

OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KCS Energy, Inc.

Request to Withdraw Withdrawal of Registration Statement on Form S-3

(File Number 333-108824)

Ladies & Gentlemen:

On July 17, 2006, Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk”), as successor by merger to KCS Energy, Inc. (the “Registrant”), filed a request for withdrawal of the above-referenced registration statement on Form S-3.

Petrohawk, as successor to the Registrant, hereby requests that such request for withdrawal be withdrawn.

Please provide a copy of the order granting the withdrawal of the request for withdrawal to William T. Heller IV of Thompson & Knight LLP, counsel to Petrohawk (as successor to Registrant), by facsimile at (832) 397-8071. If you have any questions with respect to this letter, please contact Mr. Heller at (713) 951-5807.

Sincerely, Petrohawk Energy Corporation

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

cc:	David Elkouri [Hinkle Elkouri Law Firm]

William T. Heller IV [Thompson & Knight LLP]